UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

NORWEGIAN CRUISE LINE HOLDINGS LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G66721104

(CUSIP Number)

David McPherson

LC9 Skipper, L.P.

c/o Catterton Management Company, L.L.C.

599 West Putnam Avenue

Greenwich, CT 06830

Chief Legal Officer

(203) 629-4901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66721104

1	Name of Reporting Persons. J. Michael Chu
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 33,057,840*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,057,840*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,057,840*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%**
14	Type of Reporting Person (See Instructions) IN

*

Represents 33,057,840 Ordinary Shares, par value $0.001 per share, of Norwegian Cruise Line Holdings Ltd. (“Holdings”) issuable upon the conversion of $400,000,000 in aggregate principal amount of Exchangeable Senior Notes due 2026 (the “Notes”). See Item 2.

**	Based on 256,346,957 Ordinary Shares outstanding as of May 15, 2020, and assuming issuance of an additional 33,057,840 Ordinary Shares upon conversion of the Notes.

CUSIP No. G66721104

1	Name of Reporting Persons. Scott A. Dahnke
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO (for Ordinary Shares disclosed under Line 8) and PF (for Ordinary Shares disclosed under Line 9)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,000
	8	Shared Voting Power 33,057,840*
	9	Sole Dispositive Power 62,000
	10	Shared Dispositive Power 33,057,840*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,119,840
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%**
14	Type of Reporting Person (See Instructions) IN

*	Represents 33,057,840 Ordinary Shares of Holdings issuable upon the conversion of $400,000,000 in aggregate principal amount of the Notes held of record by LC9 Skipper. See Item 2.
**	Based on 256,346,957 Ordinary Shares outstanding as of May 15, 2020, and assuming issuance of an additional 33,057,840 Ordinary Shares upon conversion of the Notes.

CUSIP No. G66721104

1	Name of Reporting Persons. LC9 Managers Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 33,057,840*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,057,840*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,057,840*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%**
14	Type of Reporting Person (See Instructions) OO

*

Represents 33,057,840 Ordinary Shares of Holdings issuable upon the conversion of $400,000,000 in aggregate principal amount of the Notes held of record by LC9 Skipper. LC9 Managers is the general partner of LC9 Skipper. See Item 2.

**	Based on 256,346,957 Ordinary Shares outstanding as of May 15, 2020, and assuming issuance of an additional 33,057,840 Ordinary Shares upon conversion of the Notes.

CUSIP No. G66721104

1	Name of Reporting Persons. LC9 Skipper, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 33,057,840*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 33,057,840*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,057,840*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%**
14	Type of Reporting Person (See Instructions) PN

*	Represents 33,057,840 Ordinary Shares of Holdings issuable upon the conversion of $400,000,000 in aggregate principal amount of the Notes held of record by LC9 Skipper. See Item 2.
**	Based on 256,346,957 Ordinary Shares outstanding as of May 15, 2020, and assuming issuance of an additional 33,057,840 Ordinary Shares upon conversion of the Notes.

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Ordinary Shares of Holdings. The address of the principal executive offices of Holdings is 7665 Corporate Center Drive, Miami, Florida 33126.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	LC9 Skipper, L.P., a Cayman Islands limited partnership;

(ii)	LC9 Managers Ltd., a Cayman Islands exempted company, which serves as the general partner of LC9 Skipper;

(iii)	J. Michael Chu, a citizen of the United States, who is a member of the managing board of LC9 Managers and disclaims beneficial ownership of any Ordinary Shares reported herein; and

(iv)

Scott A. Dahnke, a citizen of the United States, who is a member of the managing board of LC9 Managers and disclaims beneficial ownership of any Ordinary Shares held of record or beneficially owned by LC9 Skipper, L.P. and LC9 Managers Ltd..

(b)	The business address of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich Connecticut 06830.

(c)

The principal business of: (i) LC9 Skipper is to serve as a private investment vehicle for investment in Holdings; (ii) LC9 Managers is to serve as the general partner of certain private investment vehicles, including LC9 Skipper; (iii) Mr. Chu, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities; and (iv) Mr. Dahnke, an individual, is to serve as the Global co-Chief Executive Officer of L Catterton, a private equity firm and parent company of Catterton Management Company, LLC, and participate in the management of its related entities.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The places of organization or citizen of each of the Reporting Persons, as applicable, are listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons used approximately $400 million to acquire the Notes. The funds used to acquire the Notes reported herein were derived from contributions made to LC9 Skipper by its members.

Scott A. Dahnke used approximately $0.8 million of his personal funds to acquire the 62,000 Ordinary Shares held by him personally.

Item 4. Purpose of Transaction.

(a)-(j)

The Reporting Persons purchased the Notes for investment purposes. Pursuant to the Investor Rights Agreement (discussed further in Item 6, below), LC9 Skipper intends to exercise its right to nominate one member of and one observer to Holdings’ board of directors. Further, the Reporting Persons intend to review their investment in Holdings on a continuing basis and in connection therewith, may have discussions with Holdings, which may include discussions regarding the corporate governance, financial condition, strategic transactions and/or operations of Holdings.

The Reporting Persons may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in Holdings as they deem appropriate at the time including but not limited to: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes, other securities, including but not limited to derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or Holdings (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) discussing the various potential alternatives and strategies regarding Holdings with others, including but not limited to interested market and industry participants; (iv) entering into or amending agreements or understandings with other shareholders of Holdings with respect to the voting, holding and/or disposition of Securities; or (v) proposing or considering any one or more of the actions described in subsections (a) through (j) of this Item 4 of Schedule 13.

Item 5. Interest in Securities of Holdings.

(a), (b)

The aggregate number of Ordinary Shares to which this Schedule 13D relates is 33,119,840 shares on an as converted basis as of the date hereof. Based on 256,346,957 Ordinary Shares outstanding as of May 8, 2020, and assuming issuance of an additional 33,057,840 Ordinary Shares upon conversion of the Notes, the Reporting Persons’ total beneficially owned Ordinary Shares represent approximately 11.4% of Holdings’ Ordinary Shares. Note, however, that 62,000 of the above-referenced Ordinary Shares are personally held by Scott A. Dahnke and are not beneficially owned by the other Reporting Persons.

Each of the Reporting Persons may be deemed the beneficial owner of the Ordinary Shares reported herein (other than the 62,000 Ordinary Shares personally held by Scott A. Dahnke, with respect to which only Scott A. Dahnke is deemed the beneficial owner). Each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Ordinary Shares reported herein (other than the 62,000 Ordinary Shares personally held by Scott A. Dahnke, with respect to which only Scott A. Dahnke is deemed to have the power to vote or to direct the vote). Mr. Chu and Mr. Dahnke disclaim beneficial ownership of any Ordinary Shares held of record or beneficially owned by LC9 Skipper or LC9 Managers.

(c)

On May 5, 2020, LC9 Skipper, Holdings and NCLC entered into an investment agreement (the “Investment Agreement”), pursuant to which NCLC agreed to sell and issue to LC9 Skipper (the “Transaction”) up to $400 million in aggregate principal amount of the Notes. The transactions contemplated by the Investment Agreement closed on May 28, 2020.

The Notes were issued pursuant to an indenture, dated the date of closing (“Indenture”). The Notes accrue interest at a rate of 7.0% per annum for the first year post-issuance (which will accrete to the principal amount; such accretion, the “PIK Interest”), 4.5% per annum interest (which will accrete as PIK Interest) plus 3.0% per annum cash interest for the following four years post issuance and 7.5% per annum in cash interest for the final year prior to maturity. Payments of the PIK Interest will increase the principal amount of the Notes beneficially owned by the Reporting Persons and, as a result, the number of shares of Ordinary Shares into which the Notes beneficially owned by the Reporting Persons can be converted.

The Notes are guaranteed by Holdings on a senior basis. Holders of the Notes may exchange their Notes at their option into redeemable preference shares of NCLC. Upon exchange, the preference shares will be immediately and automatically exchanged, for each $1,000 principal amount of exchanged Notes, into a number of Holdings’ Ordinary Shares equal to the exchange rate. The exchange rate is initially approximately 82.6446 Ordinary Shares per $1,000 principal amount of Notes (equivalent to an initial exchange price of $12.10 per Ordinary Share, which represents a 10% premium to the price per Ordinary

Shares being issued in the the offering of Ordinary Shares that commenced on May 5, 2020), subject to future adjustment. Upon the occurrence of a “fundamental change,” which term includes certain change of control transactions, NCLC must offer to repurchase the Notes at a price equal to 100% of the accreted principal amount of the notes being repurchased, plus accrued and unpaid interest to, but not including, the date of repurchase. In addition, if certain corporate events occur prior to the maturity date or if NCLC delivers a notice of tax redemption, NCLC will, in certain circumstances, increase the exchange rate for a holder who elects to exchange its Notes in connection with such corporate event or notice of a tax redemption, as the case may be. NCLC also has the right to redeem all or a portion of the Notes at any time after the third anniversary of the issuance date at a price equal to 100% of the accreted principal amount thereof if the market closing price of the Ordinary Shares has been at least 250% of the per share price implied by the exchange rate then in effect for at least 20 trading days during any 30 consecutive trading day period.

The foregoing description of the Investment Agreement, the Indenture and the Notes is qualified by reference to Exhibit 99.1 and 99.2, which are incorporated by reference in this Item 5 in their entirety.

Aside from the transactions described above, the Reporting Persons have not engaged in any transactions in the Ordinary Shares during the past 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Investor Rights Agreement

In connection with and contemporaneously with the Transaction, Holdings and NCLC entered into an investor rights agreement with LC9 Skipper (the “Investor Rights Agreement”), pursuant to which the LC9 Skipper is entitled to nominate one member of Holdings’ board of directors so long as a minimum ownership threshold is met, as well as one observer to Holdings’ board of directors. The Investor Rights Agreement also provides LC9 Skipper certain registration rights in respect of the Ordinary Shares underlying the Notes and subjects the Notes and the underlying Ordinary Shares to certain customary transfer, voting and standstill restrictions.

The foregoing description of the Investor Rights Agreement is qualified by reference to the Investment Agreement, a copy of which is attached as Exhibit 99.4 and is incorporated by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement (filed herewith).

99.2	Investment Agreement, dated May 5, 2020, by and among Norwegian Cruise Lines Holdings Ltd., NCL Corporation Ltd. and LC9 Skipper, L.P (incorporated herein by reference from Exhibit 10.1 to Holdings’ Current Report on Form 8-K (File No. 1-35784) filed on May 11, 2020).

99.3	Indenture, dated May 28, 2020, by and among NCL Corporation Ltd., as issuer, Norwegian Cruise Lines Holdings Ltd., as guarantor, and U.S. Bank National Association, as trustee (incorporated herein by reference from Exhibit 4.1 to Holdings’ Current Report on Form 8-K (File No. 1-35784) filed on May 28, 2020).

99.4	Investor Rights Agreement dated May 28, 2020, by and among Norwegian Cruise Lines Holdings Ltd., NCL Corporation Ltd. and LC9 Skipper, L.P. (incorporated herein by reference from Exhibit 10.1 to Holdings’ Current Report on Form 8-K (File No. 1-35784) filed on May 28, 2020).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2020

J. Michael Chu

By:	/s/ J. Michael Chu

Scott A. Dahnke

By:	/s/ Scott A. Dahnke

LC9 Managers Ltd.

By:	/s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person

LC9 Skipper, L.P.

By:	/s/ Scott A. Dahnke
Name: Scott A. Dahnke
Title: Authorized Person